                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                         Dreyer's Grand Ice Cream, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26187810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Donald G. Lenz
                                San Tomo Partners
                              11292 N. Alpine Road
                               Stockton, CA 95212
                                 (209) 948-0792
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 28, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         Exhibit Index located at Page 22.

                         (Continued on following pages)
                              (Page 1 of 25 Pages)

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 2 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    San Tomo Partners
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /X/   (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e) -                                   / /

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION - California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER - 0
                   -------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER - 0
                   -------- ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER - 0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - PN
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 3 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Cortopassi Family Trust
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    PF, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                      -------- -------------------------------------------------
                         8     SHARED VOTING POWER - 2,463,534
                      -------- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER - 0
                      -------- -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON - 2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - OO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 4 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Stanislaus Food Products Co.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                   WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 0
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - CO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 5 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Stanislaus Partners
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 2,463,534
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
           2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - PN
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 6 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Sierra Quality Canners, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 0
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - CO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 7 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    LICO Brands, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 0
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - CO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 8 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Trecento Investors, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION - California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 2,463,534
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON - 2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - CO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 9 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    DACCO, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION - California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 2,463,534
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON - 2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - CO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 10 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Capecchio Foundation
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION - California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
       WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 2,463,534
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON - 2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - CO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 11 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Alpinello Investors, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION - California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 2,463,534
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON - 2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - CO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 12 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    VICOR, LLC (f/k/a CORVI, LLC)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION - California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 2,463,534
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON - 2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - OO
---------- ---------------------------------------------------------------------

------------------------------           ---------------------------------------
CUSIP NO.         26187810        13D     Page 13 of 25 Pages
------------------------------           ---------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Wright Tract Partners, LP

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  /X/    (b)  / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC, OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    / /
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION - California
---------- ---------------------------------------------------------------------
                        7     SOLE VOTING POWER - 0
     NUMBER
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER - 2,463,534
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER - 0
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER - 2,463,534
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON - 2,463,534
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                                / /
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 8.76%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON - PN
---------- ---------------------------------------------------------------------

Item 1:  Security and Issuer.

         Class of Securities:       Common Stock

         Issuer:                    Dreyer's Grand Ice Cream, Inc. ("Issuer")

         Principal Address:         5929 College Avenue
                                    Oakland, CA   94618
                                    Telephone:  (510) 652-8187

Item 2:  Identity and Background.

         (a)      Reporting Persons:

                  i.       Cortopassi Family Trust ("CFT")
                  ii.      Stanislaus Food Products Co. ("SFP")
                  iii.     Stanislaus Partners ("SP")
                  iv.      San Tomo Partners ("STP")
                  v.       Sierra Quality Canners, Inc. ("SQC")
                  vi.      LICO Brands, Inc. ("LBI")
                  vii.     Trecento Investors, Inc. ("TII")
                  viii.    DACCO, Inc. ("DI")
                  ix.      Capecchio Foundation ("CF")
                  x.       Alpinello Investors, Inc. ("AII")
                  xi.      VICOR, LLC (f/k/a CORVI, LLC) ("VL")
                  xii.     Wright Tract Partners, LP ("WTP")

         (b)      Principal Business Address:

                  11292 North Alpine Road
                  Stockton, CA  95212

         (c)      Principal Occupation/Principal Business:

                  CFT:              Investments
                  SFP:              Food processing
                  SP:               Investments
                  STP:              Investments
                  SQC:              Investments
                  LBI:              Investments
                  TII:              Investments
                  DI:               Investments
                  CF:               Charity
                  AII:              Investments
                  VL:               Investments
                  WTP:              Investments

         (d)      None.

         (e)      None.

         (f)      Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $29,334,136.00 (including broker's commissions and fees) in separate transactions. As of June 28, 2000, CFT beneficially owned a total of 1,853,534 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by SFP in Item 5 in prior Schedule 13D filings have been liquidated. As of June 28, 2000, SFP does not beneficially own any shares of the Common Stock of Issuer.

                  The shares of Common Stock of Issuer reported as beneficially owned by SP in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SP has paid $965,634.00 (including broker's commissions and fees) in one transaction. As of June 28, 2000, SP beneficially owned a total of 100,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by STP in Item 5 in prior Schedule 13D filings have been liquidated. As of June 28, 2000, STP does not beneficially own any shares of the Common Stock of Issuer.

         During the 60-day period prior to June 28, 2000, STP disposed of 70,000 shares of the Common Stock of Issuer in separate transactions as follows:

 Date of Sale              Number of Shares           Net Proceeds*
 ------------              ----------------           ------------
   04/28/00                     5,000                 $   124,119
   05/16/00                    40,000                     999,917
   05/17/00                     5,000                     124,119
   05/19/00                     5,000                     122,961
   05/19/00                    10,000                     244,206
   05/19/00                     5,000                     121,629

During the 60-day period prior to June 28, 2000, STP transferred 230,000 shares of the Common Stock of Issuer in a restructuring transaction as follows:

Date of Transfer      Number of Shares          Net Proceeds*
----------------      ----------------          ------------
   06/28/00               230,000             $ Not Applicable


-------------------
*Includes broker's commissions and fees.

         The shares of Common Stock of Issuer reported as beneficially owned by SQC in Item 5 in prior Schedule 13D filings have been liquidated. As of June 28, 2000, SQC does not beneficially own any shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by LBI in Item 5 in prior Schedule 13D filings have been liquidated. As of June 28, 2000, LBI does not beneficially own any shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by TII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. TII has paid a total of $2,647,289.00 (including broker's commissions and fees) in separate transactions. As of June 28, 2000, TII beneficially owned a total of 150,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $2,714,106.00 (including broker's commissions and fees) in separate transactions. As of June 28, 2000, DI beneficially owned a total of 150,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5 have been purchased with working capital. CF has paid a total of $1,511,737.00 (including broker's commissions and fees) in separate transactions. As of June 28, 2000, CF beneficially owned a total of 90,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. AII has paid a total of $454,611.00 (including broker's commissions and fees) in separate transactions. As of June 28, 2000, AII beneficially owned a total of 30,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. VL has paid a total of $1,263,992.00 (including broker's commissions and fees) in separate transactions. As of June 28, 2000, VL beneficially owned a total of 70,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney and A.G. Edwards secured by marketable securities. WTP has paid a total of $273,760.00 (including broker's commissions and fees) in separate transactions. As of June 28, 2000, WTP beneficially owned a total of 20,000 shares of the Common Stock of Issuer.


-------------------
*Includes broker's commissions and fees.

Item 4:  Purpose of Transaction.

         Reporting Persons acquired the securities of Issuer for purposes of investment.

         Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

         Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

         However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5:  Interest in Securities of the Issuer.

         Because Reporting Persons comprise a "group" for purposes of this report, each of them is deemed to own beneficially all of the shares owned by members of the group. The following table identifies the individual ownership of each Reporting Person.

================================== ============== ============= ============= ============= =============== ====================
                                        CFT           SFP            SP           STP            SQC                LBI
                                        ---           ---            --           ---            ---                ---
---------------------------------- -------------- ------------- ------------- ------------- --------------- --------------------
Shares Owned                          1,853,534              0       100,000             0               0                   0
---------------------------------- -------------- ------------- ------------- ------------- --------------- --------------------
Percentage of Class                       6.59%             0%         0.36%            0%              0%                  0%
================================== ============== ============= ============= ============= =============== ====================

================================== ============== ============ ============== ============= =============== ====================
                                        TII           DI            CF            AII             VL                WTP
                                        ---           --            --            ---             --                ---
---------------------------------- -------------- ------------ -------------- ------------- --------------- --------------------
Shares Owned                            150,000     150,000        90,000        30,000          70,000            20,000
---------------------------------- -------------- ------------ -------------- ------------- --------------- --------------------
Percentage of Class                       0.53%       0.53%         0.32%         0.11%           0.23%             0.07%
================================== ============== ============ ============== ============= =============== ====================

(c)      See Item 3 above.

(d)      Not applicable.

(e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Statement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 28, 2000


CORTOPASSI FAMILY TRUST


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         Trustee

STANISLAUS FOOD PRODUCTS CO.


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         Chief Executive Officer

STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

SAN TOMO PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

SIERRA QUALITY CANNERS, INC.


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

LICO BRANDS, INC.


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

TRECENTO INVESTORS, INC.


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

DACCO, INC.


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

CAPECCHIO FOUNDATION


By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

ALPINELLO INVESTORS, INC.


By:  /s/ Donald G. Lenz
   -------------------------------
         Donald G. Lenz
         President

VICOR, LLC

By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         Managing Member

WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner

By:  /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

                                  EXHIBIT INDEX

Exhibit                                           Sequential Page
-------                                           ---------------
Exhibit A - Joint Filing Statement                     23

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: June 28, 2000


CORTOPASSI FAMILY TRUST


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         Trustee

STANISLAUS FOOD PRODUCTS CO.


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         Chief Executive Officer

STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

SAN TOMO PARTNERS
By:  DACCO, Inc.,
     its General Partner

By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

SIERRA QUALITY CANNERS, INC.


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

LICO BRANDS, INC.


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

TRECENTO INVESTORS, INC.


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

DACCO, INC.


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

CAPECCHIO FOUNDATION


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President

ALPINELLO INVESTORS, INC.


By:      /s/ Donald G. Lenz
   -------------------------------
         Donald G. Lenz
         President

VICOR, LLC

By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         Managing Member

WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   -------------------------------
         Dean A. Cortopassi
         President